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                            May 12, 2021

       Vikram S. Uppal
       Chief Executive Officer
       Terra Property Trust, Inc.
       550 Fifth Avenue, 6th Floor
       New York, NY 10036

                                                        Re: Terra Property
Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed April 16,
2021
                                                            File No. 333-255321

       Dear Mr. Uppal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-11 Filed April 16, 2021

       General

   1. We note your cover page discloses general liabilities of $46 million as of December 31,
                                                        2020 which will rank
pari passu with your notes. Please similarly quantify the total amount of indebtedness
senior to these notes.
       Policies with Respect to Certain Activities and Market Risk
       Quantitative and Qualitative Disclosures About Market Risk, page 50

   2. In this section you state that in the event LIBOR is unavailable, your investment documents provide for a
substitute index intended to put you in substantially the same economic position. This
language appears inconsistent with your disclosure on page 25, which indicates that
some of your debt and loan assets may not include robust fallback
 Vikram S. Uppal
Terra Property Trust, Inc.
May 12, 2021
Page 2
       language that would facilitate replacing LIBOR with a clearly defined alternative
       reference rate after LIBOR   s discontinuation. Please revise to
reconcile these statements
       and clarify if the company has material exposure to risks associated with the expected discontinuation of LIBOR based on debt or assets that do not have robust fallback language.
Description of the Notes
Indenture Provisions - Ranking, page 61

3. Please revise to clarify how your notes rank compared to your obligations under both participation agreements and the A-note, which totaled $89.5 million as of December 31,
       2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Lewis at (202) 551-6216 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding the financial statements and related matters. Please contact
Christopher Dunham at (202) 551-3783 or Kim McManus at (202) 551-3215 with any other questions.



                                                            Sincerely,
FirstName LastNameVikram S. Uppal
                                                            Division of
Corporation Finance
Comapany NameTerra Property Trust, Inc.
                                                            Office of Real
Estate & Construction
May 12, 2021 Page 2
cc:       Daniel B. Honeycutt, Esq.
FirstName LastName